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AVOCATS A LA COUR
ASSOCIÉS
PIERRE SERVAN-SCHREIBER
CHRISTOPHER L. BAKER

COUNSEL
PASCAL BINE
LAURENCE MITROVIC

N° DE VESTIAIRE : J037

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PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

February 7, 2002

02015067

02 FEB 12 AM 8:18

SUPPL

BY COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attention: Division of Corporate Finance

Re: File No. 82-3706

Dear Sirs:

On behalf of Schneider Electric S.A., we submit to you, pursuant to Rule 12g3-2(b), the 2001 fourth quarter financial report for Schneider Electric S.A. which Schneider Electric S.A. has made public.

At a constant scope of consolidation, Schneider Electric S.A.'s consolidated revenues for the year ended December 31, 2001 were 9.83 billion euros as compared with consolidated revenues of 9.72 billion euros for the year ended December 31, 2000. With respect to Schneider Electric Industries S.A. (Merlin Gerin, Telemecanique, Square D, Modicon), at a constant scope of consolidation and at constant exchange rates, overall activity declined by 0.4% in 2001 as compared with 2000.

At a constant scope of consolidation, the group's revenues from outside of France grew to 84.9% of the group's consolidated revenues in 2001 from 84.5% of the group's consolidated revenues in 2000.

If you have any questions with respect to this matter, please do not hesitate to call me.

Yours faithfully,

Christopher L. Baker

CLB/clk

Enc.

74029.03-Paris Server 1A - MSW

Schneider Electric

05/02/02 09:41

SCHNEIDER ELECTRIC SA
Société Anonyme au Capital de 1 921 198 912 Euros
Siège social : 43 / 45 boulevard Franklin Roosevelt – 92500 Rueil Malmaison
542 048 574 RCS Nanterre
SIRET 542 048 574 017 67
APE 741 J

CHIFFRE D'AFFAIRES CONSOLIDE POUR L'ANNEE 2001
(en millions d'euros)

	2001	**2000** (à périmètre comparable)	**2000**
Premier trimestre	2 417	2 236	2 173
Deuxième trimestre	2 516	2 447	2 406
Troisième trimestre	2 472	2 500	2 413
Quatrième trimestre	2 423	2 678	2 703
Total	9 828	9 861	9 695
dont réalisé à l'étranger	*8 345*	*8 353*	*8 216*

A périmètre courant, le chiffre d'affaires consolidé de SCHNEIDER ELECTRIC SA s'est élevé pour l'année 2001, à 9,83 milliards d'euros contre 9,72 milliards d'euros en 2000. Pour les activités de SCHNEIDER ELECTRIC INDUSTRIES S.A. (Merlin Gerin, Telemecanique, Square D, Modicon), l'activité pour l'année 2001 à périmètre et taux de change constants diminue de 0,4 % par rapport à la période comparable de 2000.

A structure courante, le chiffre d'activité consolidé réalisé à l'étranger passe de 84,5 % du chiffre total d'activité pour l'année 2000 à 84,9 % pour la même période en 2001.

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